Exhibit 99.1

Press Release

March 19, 2014

Digital Power Corporation awarded major military contract

for the Israel Aerospace Industries

Fremont, California March 19, 2014 – Digital Power Corporation (NYSE: DPW) has been awarded a 5-year contract to provide its low voltage power supply (LVPS) multiple outputs DC/DC converter to Israel Aerospace Industries (IAI).

The contract awarded to Digital Power Corporation covers the manufacturing and delivery of the LVPS modules to IAI from 2014 through 2018. IAI will use the LVPS to power the TAMAM Modular Azimuth Position System (TMAPS) navigation system, which is used by the Israel Defense Forces (IDF) in tactical warfare.

Designed to operate in GPS-disturbed or jammed battlefield scenarios, the LVPS features a persistent capability that will provide the TMAPS with continuous and stable power through multiple power sources in the harshest operating conditions.

Amos Kohn, president and CEO of Digital Power Corporation comments, “We are proud that our LVPS product and manufacturing capabilities have been qualified for this effort. The TMAPS represents one of the most significant self-contained hybrid land navigation systems designed to provide autonomous position initialization and moving base alignment for land and amphibious vehicles in the battlefield”.

Continue Mr. Kohn, “The cost-effective LVPS is suitable for installation on a wide range of platforms, such as self-propelled guns, artillery radars, rocket launchers, mortars, observation vehicles and other vehicles types, and is designed for use in varied combat situations. The LVPS is a critical part of a system that provides ground forces with the persistent capability to determine precise position and direction in all weather conditions without requiring a battlefield survey.”

About Digital Power Corporation

Headquartered in Fremont, Calif., Digital Power Corporation designs, manufactures and sells high-grade customized and off-the-shelf power system solutions. Its products are used in the most demanding telecom, industrial, medical and military applications where customers demand high density, high efficiency and ruggedized power solutions. Its wholly owned subsidiary, Digital Power Limited, is based in Salisbury, UK.

Contact: Digital Power Corporation, 48430 Lakeview Blvd., Fremont, California 94538.

1-866-344-7697 E-mail: akohn@digipwr.com Website: www.digipwr.com.

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